

Mail Stop 3628

February 11, 2009

By Facsimile and U.S. Mail

Michael Harris, Esq.
Harris Cramer LLP
1555 Palm Beach Lakes Blvd., Suite 310
West Palm Beach, FL 33401

>   **Re: Sunair Services Corporation**
>   **Schedule 14C filed by Michael Brauser, Michael Herman and Dru Schmitt**
>   **Filed February 2, 2009**
>   **File No. 1-04334**

Dear Mr. Harris:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14C

1. We note that the information under Item 4 in your amended Schedule 13D appears to contain soliciting material. A solicitation includes communications that are reasonably likely to result in the giving, withholding or revocation of a proxy. Refer to Rule 14a-1(l). Please file the information as additional soliciting material under Rule 14a-12 or advise us.

2. Regarding the amended Schedule 13D, please advise us as to why you have not disclosed the shared voting power information given your arrangement to consent to the removal and replacement of Sunair's board. In addition, please advise us as to what consideration has been given as to whether you, the other nominees, and Massey Services have formed a "group" under Rule 13d-5(b)(1). We may have further comment.

3. On a supplemental basis, advise us as to how the insurgent group was formed. For example, tell us who and how many shareholders you contacted with respect to this solicitation, the nature of these contacts and the content of your communications. We may have further comment upon review of your response.

4. Please revise to disclose the number of shares represented by the consents that you have received. Please also provide us with your analysis of the exemption upon which you relied to solicit these consents.

5. Please revise to include a background discussion of the contacts between the insurgents and the company during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the insurgent group and the material details of any discussions or correspondence.

6. Please revise to state whether you are seeking to remove the six current directors with or without cause. Please also describe and quantify the financial consequences to the company in connection with the removal of the six directors.

Vote Required and Shareholder Approval, page 1

7. Please revise to describe your basis for filling vacancies or electing directors by written shareholder consent under state law and Sunair's governing documents.

Change in Control, page 2

8. Please revise to state that there is no assurance that Mr. Charles Steinmetz, the remaining director, will serve with any of your board nominees.

Beneficial Ownership, page 3

9. We note that you state that Messrs. Michael and Leon Brauser, Schmitt, and Sturgis have offered their shares for sale to Massey Services. In addition, footnote (12) indicates that Massey Services purchased shares from Par Investment Partners, LP, an owner of 5% of Sunair's common stock. It would appear that the number of shares owned by Massey Services should be greater than 1,260,972. In addition, we note that it does not appear that

Massey Services has filed an amended Schedule 13D for these recent acquisitions. Please revise and advise us.

10. We note that Sunair's definitive proxy statement refers to a proxy to vote granted to Coconut Palm in connection with the distribution of shares to Messrs. Brauser, Ferrari, Hayes, Rochon and Schmitt between August 31, 2005 and December 20, 2008 in exchange for the redemption of limited partnership interests. Please revise to address whether a proxy was provided under the limited partnership agreement and the distribution and redemption that occurred. In addition, please disclose who will make the initial determination regarding who has the voting rights with respect to the shares owned by Messrs. Michael and Leon Brauser, Schmitt, and Sturgis and the resulting impact on your ability to remove and replace the current directors.

Directors, page 6

11. Please revise to describe the type of business conducted by each company under the descriptions of the business experience of each nominee.

Certain Relationships and Related Transactions, page 8

12. We note that your director nominees want to sell Sunair. Please revise to clarify that your nominees' plans may change subject to their fiduciary duty to shareholders if they are elected.

13. We note that the director nominees plan to retain an investment banking firm. Please revise to disclose that Sunair has retained Hyde Bank Capital, as stated in a Form 8-K filed on February 6, 2009.

Section 16(a) Beneficial Ownership Reporting Compliance, page 8

14. Please revise to include the information required by Item 405 of Regulation S-K with respect to your nominees. We note that two of them own greater than 10% of the total number of shares outstanding.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions